August 9, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (212) 624-3773

Mr. Anthony Vuolo, Chief Financial Officer
WebMD Health Corp.
111 Eight Avenue
New York, NY   10011

RE: WebMD Health Corp.
File No. 000-51547
Form 10-K for the year ended December 31, 2006 and related
Amendments 1 and 2
Form 10-Q for the quarter ended March 31, 2007 and related Amendment 1

Dear Mr. Vuolo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief